Exhibit 99.1

YATRA ONLINE, INC. ANNOUNCES RESULTS FOR

THE THREE MONTHS AND YEAR ENDED MARCH 31, 2025

Gurugram, India and New York May 29, 2025— Yatra Online, Inc. (NASDAQ: YTRA) (the “Company”), India’s leading corporate travel services provider and one of India’s leading online travel companies, today announced its unaudited financial and operating results for the three months and year ended March 31, 2025.

“We ended fiscal year 2025 on a strong note delivering revenue for the three months ended March 31, 2025 of INR 2,192.5 million (USD 25.7 million) up 114.0% YoY, driven by the growth in our MICE business and the inorganic contribution from the Globe Travels acquisition. Our Revenue Less Service Cost (“RLSC”) for the three months ended March 31, 2025 of INR 1,094.0 million (USD 12.8 million) was up 33.9% YoY. Adjusted EBITDA of INR 90.0 million (USD 1.1 million).

For fiscal year 2025, we reported revenue of INR 7,957.3 million (USD 93.1 million) registering growth of 89.9% YoY. Our fiscal year RLSC of INR 3,915.9 million (USD 45.8 million) was up 17.8% YoY. Our full-year revenue reflects the momentum we’ve built across our Corporate Travel and MICE businesses, which have been pivotal in navigating a competitive landscape. Notably, our profitability metrics underscore our disciplined execution: Adjusted EBITDA for the full year grew 28.3% YoY, reflecting our ability to optimize costs and capitalize on high-growth opportunities.

Our MICE business has emerged as a standout performer, with significant revenue growth and margin expansion in the fourth quarter, building on the strong foundation laid throughout fiscal year 2025. By leveraging our expanded capabilities and Globe Travels’ expertise, we’ve captured a larger share of this high-margin segment, positioning Yatra as a dominant player in India’s MICE market.

While our B2C air ticketing segment faced top-line and margin pressures due to strategic discount adjustments amid intense supplier competition, our diversified revenue mix—particularly the strength in Hotels & Packages and MICE—has effectively mitigated these challenges.

Our Corporate Travel segment continues to be a cornerstone of our success. In the fourth quarter, we onboarded 35 new corporate clients, further expanding our annual billing potential by INR 1,430.0 million (USD 16.7 million) and reinforcing our position as India’s leading corporate travel provider. The integration of Globe Travels, acquired in September 2024, has exceeded expectations, delivering synergies in supplier consolidation, technology adoption, and cross-selling opportunities. These efforts have enhanced our ability to offer seamless, tech-driven solutions to our growing client base.

As part of our ongoing efforts around restructuring, the Company has made strong progress with a viable structure in place. While some hurdles remain, we are actively navigating processes across jurisdictions. The timeline is uncertain due to complexity, but we’re fully committed. This transition is key for Yatra and our shareholders, aligning us with the market and unlocking value. We’ll share updates as we move forward.

As we look ahead to fiscal 2026, we are encouraged by the momentum across our business. Strong corporate client acquisition, continued growth in our MICE segment, and ongoing investment in our proprietary technology platform including AI-powered personalization and booking tools position us well for the next phase of growth.

We are introducing preliminary guidance for FY26, projecting approximately 20% growth in Revenue Less Service Costs (RLSC) and 30% year-over-year growth in Adjusted EBITDA, driven by three pillars: expansion in corporate travel, continued scaling of MICE and Hotels and Packages, and full cost synergies from Globe.

We remain focused on advancing our strategic priorities: scaling high-margin verticals, deepening our technology edge, and creating sustainable long-term value for our stakeholders.

I would like to thank our team for their relentless dedication, our partners for their trust, and our shareholders for their continued support.” – Dhruv Shringi, Co-founder and CEO.

Financial and operating highlights for the three months ended March 31, 2025:

●	Revenue of INR 2,192.5 million (USD 25.7 million), representing an increase of 114.0% year-over-year basis (“YoY”).
●	Adjusted Margin (1) from Air Ticketing of INR 925.8 million (USD 10.8 million), representing a decrease of 23.5% YoY.
●	Adjusted Margin (1) from Hotels and Packages of INR 357.8 million (USD 4.2 million), representing an increase of 23.3% YoY.
●	Total Gross Bookings (Air Ticketing, Hotels and Packages and Other Services)(3) of INR 18,713.9 million (USD 219.1 million), representing a decrease of 6.3% YoY.
●	Loss for the period was INR 14.8 million (USD 0.2 million) versus a loss of INR 30.2 million (USD 0.4 million) for the three months ended March 31, 2024, reflecting a decrease of INR 15.4 million (USD 0.2 million) YoY.
●	Result from operations were a loss of INR 32.9 million (USD 0.4 million) versus a loss of INR 32.7 million (USD 0.4 million) for the three months ended March 31, 2024, reflecting a increase of INR 0.2 million (USD 0.1 million) YoY.
●	Adjusted EBITDA(2) was INR 90.0 million (USD 1.1 million) reflecting an increase of 23.0% YOY.

Financial and operating highlights for the year ended March 31, 2025:

●	Revenue of INR 7,957.3 million (USD 93.1 million), representing an increase of 89.9% year-over-year basis (“YoY”).
●	Adjusted Margin (1) from Air Ticketing of INR 3,588.2 million (USD 42.0 million), representing a decrease of 20.3% YoY.
●	Adjusted Margin (1) from Hotels and Packages of INR 1,473.1 million (USD 17.2 million), representing an increase of 29.2% YoY.
●	Total Gross Bookings (Air Ticketing, Hotels and Packages and Other Services)(3) of INR 70,910.2 million (USD 830.0 million), representing a decrease of 6.6% YoY.
●	Profit for the period was INR 23.9 million (USD 0.3 million) versus a loss of INR 366.5 million (USD 4.3 million) for the year ended March 31, 2024, reflecting an increase in profit by INR 390.4 million (USD 4.6 million) YoY.
●	Result from operations were a loss of INR 89.9 million (USD 1.1 million) versus a loss of INR 158.8 million (USD 1.9 million) for the year ended March 31, 2024, reflecting an improvement in loss by INR 68.9 million (USD 0.8 million) YoY.
●	Adjusted EBITDA(2) Profit was INR 343.8 million (USD 4.0 million) reflecting an increase of 28.3% YOY.

	Three months ended March 31,
	2024	2025	2025
	Unaudited	Unaudited	Unaudited	YoY Change
(In thousands except percentages)	INR	INR	USD	%
Financial Summary as per IFRS
Revenue	1,024,460	2,192,468	25,664	114.0%
Results from operations	(32,719)	(32,915)	(387)	(0.6)%
Loss for the period	(30,243)	(14,834)	(176)	(51.0)%
Financial Summary as per non-IFRS measures
Adjusted Margin (1)
Adjusted Margin - Air Ticketing	1,210,720	925,776	10,837	(23.5)%
Adjusted Margin - Hotels and Packages	290,109	357,761	4,188	23.3%
Adjusted Margin - Other Services	26,849	92,161	1,079	243.3%
Others (Including Other Income)	204,766	193,680	2,267	(5.4)%
Adjusted EBITDA (2)	73,191	90,003	1,054	23.0%
Operating Metrics
Gross Bookings (3)	19,961,607	18,713,890	219,055	(6.3)%
Air Ticketing	17,158,179	14,664,296	171,653	(14.5)%
Hotels and Packages	2,205,063	3,389,955	39,681	53.7%
Other Services (6)	598,365	659,639	7,721	10.2%
Adjusted Margin% (4)
Air Ticketing	7.1%	6.3%
Hotels and Packages	13.2%	10.6%
Other Services	4.5%	14.0%
Quantitative details (5)
Air Passengers Booked	1,801	1,248		(30.7)%
Stand-alone Hotel Room Nights Booked	399	367		(8.1)%
Packages Passengers Travelled	6	20		228.2%

	Year ended March 31,
	2024	2025	2025	YOY Change
(In thousands except percentages)	INR	INR	USD	%
Financial Summary as per IFRS
Revenue	4,189,897	7,957,251	93,144	89.9%
Results from operations	(158,809)	(89,917)	(1,054)	43.4%
Profit/(loss) for the period	(366,505)	23,879	277	106.5%
Financial Summary as per non-IFRS measures
Adjusted Revenue [1]
Air Ticketing	4,502,423	3,588,182	42,001	(20.3)%
Hotels and Packages	1,140,130	1,473,084	17,243	29.2%
Adjusted Margin - Other Services	179,076	313,057	3,664	74.8%
Others (Including Other Income)	708,461	680,015	7,960	(4.0)%
Adjusted EBITDA [2]	267,978	343,769	4,024	28.3%
Operating Metrics
Gross Bookings [3]	75,948,025	70,910,166	830,038	(6.6)%
Air Ticketing	64,950,106	55,272,782	646,995	(14.9)%
Hotels and Packages	8,758,863	13,053,414	152,797	49.0%
Other Services (6)	2,239,056	2,583,970	30,247	15.4%
Net Revenue Margin% [4]
Air Ticketing	6.9%	6.5%
Hotels and Packages	13.0%	11.3%
Quantitative details [5]
Air Passengers Booked	6,945	5,269		(24.1)%
Stand-alone Hotel Room Nights Booked	1,692	1,663		(1.7)%
Packages Passengers Travelled	24	61		152.9%

Note:

(1)	As certain parts of our revenue are recognized on a “net” basis and other parts of our revenue are recognized on a “gross” basis, we evaluate our financial performance based on Adjusted Margin, which is a non-IFRS measure.
(2)	See the section below titled “Certain Non-IFRS Measures.”
(3)	Gross Bookings represent the total amount paid by our customers for travel services, freight services and products booked through us, including taxes, fees and other charges, and are net of cancellation and refunds.
(4)	Adjusted Margin % is defined as Adjusted Margin as a percentage of Gross Bookings.
(5)	Quantitative details are considered on a gross basis.
(6)	Other Services primarily consists of freight business, IT services, bus, rail and cab and others services.

As of March 31, 2025, 62,074,642 ordinary shares (on an as-converted basis), par value $0.0001 per share, of the Company (the “Ordinary Shares”) were issued and outstanding.

Convenience Translation

The unaudited condensed consolidated financial statements are stated in INR. However, solely for the convenience of readers, the unaudited condensed consolidated statement of profit or loss and other comprehensive loss for the three months and year ended March 31, 2025, the unaudited condensed consolidated statement of financial position as at March 31, 2025, the unaudited condensed consolidated statement of cash flows for the year ended March 31, 2025 and discussion of the results of the three months and year ended March 31, 2025 compared with three months and year ended March 31, 2024, were converted into U.S. dollars at the exchange rate of 85.43 INR per USD, which is based on the noon buying rate as at March 31, 2025, in The City of New York for cable transfers of Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York. This arithmetic conversion should not be construed as representation that the amounts expressed in INR may be converted into USD at that or any other exchange rate as well as that such numbers are in compliance as per the requirements of the International Financial Reporting Standards (“IFRS”).

Recent developments

As previously disclosed, the Board of Directors of Yatra Online Limited, the Company’s Indian subsidiary (“Yatra India”), approved a Composite Scheme of Amalgamation (“Scheme”) involving Yatra India (the “Amalgamated Company”) and its six wholly-owned subsidiaries (collectively referred to as the “Amalgamating Companies”). The Amalgamating Companies and Amalgamated Company previously filed the Scheme with the Hon’ble National Company Law Tribunal, Mumbai (“NCLT”), for the requisite approvals. The NCLT delivered an order dated February 07, 2025 allowing the first motion application. . Subsequently, Yatra India has filed the second motion application with NCLT for approval, which is currently pending. The Scheme is subject to additional requisite approvals/consents, as may be required in this regard.

On April 15, 2025, the Company received a letter from the Listing Qualifications Department (the “Staff”) of the Nasdaq Stock Market (“Nasdaq”) notifying the Company that, for the period from March 3, 2025 to April 14, 2025, the Company’s ordinary shares had not maintained a minimum closing bid price of $1.00 per share (the “Minimum Bid Price Requirement”) pursuant to Nasdaq Listing Rule 5550(a)(2). The Nasdaq letter does not result in the immediate delisting of the Company’s ordinary shares from The Nasdaq Capital Market. In accordance with Nasdaq Listing Rule 5810(c)(3)(A) (the “Compliance Period Rule”), the Company has been provided an initial period of 180 calendar days, or until October 13, 2025 (the “Compliance Date”), to regain compliance with the Minimum Bid Price Requirement. If, at any time during this 180-day period, the closing bid price for the Company’s ordinary shares closes at $1.00 or more per share for a minimum of 10 consecutive business days, as required under the Compliance Period Rule, the Staff will provide written notification to the Company that it complies with the Minimum Bid Price Requirement and the ordinary shares will continue to be eligible for listing on The Nasdaq Capital Market. If the Company does not regain compliance with the Minimum Bid Price Requirement by the Compliance Date, the Company may be eligible for an additional 180 calendar day compliance period. To qualify, the Company would have to meet the continued listing requirement for the market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, except for the Minimum Bid Price Requirement, and the Company would need to provide written notice to Nasdaq of its intention to cure the deficiency during the additional compliance period, by effecting a reverse stock split, if necessary.  The Company intends to monitor the closing bid price of its ordinary shares and may, if appropriate, consider available options to regain compliance with the Minimum Bid Price Requirement, which could include seeking to effect a reverse stock split. However, there can be no assurance that the Company will be able to regain compliance with the Minimum Bid Price Requirement, secure a second period of 180 days to regain compliance, or maintain compliance with any of the other Nasdaq continued listing requirements.

During the quarter ended December 31, 2024 and subsequently, the Company received three anonymous whistleblower complaints with certain generic allegations of irregularities. The Board of directors appointed an independent committee (comprising of Independent directors) to look into this matter, which had appointed an external law firm to undertake preliminary investigation to ascertain veracity of such allegations. Based on the outcome of the investigation conducted, nothing has emerged indicating any fraud or an adverse impact on the financial statements of the Company and these complaints do not warrant any further action and accordingly stand closed.

The Company’s financial and operating results for the three months and year ended March 31, 2025, include the financial and operating results of Globe All India Services Limited (GAISL) from September 11, 2024, to March 31, 2025. Accordingly, the reported results for three months and year ended March 31, 2025, which are inclusive of the impact of consolidation of GAISL may not be comparable with the reported results for the three months ended March 31, 2024, which exclude the impact of consolidation of GAISL.

Results of Three Months Ended March 31, 2025

Revenue. We generated Revenue of INR 2,192.5 million (USD 25.7 million) in the three months ended March 31, 2025, an increase of 114.0% compared with INR 1,024.5 million (USD 12.0 million) in three months ended March 31, 2024. Increase in revenue is mainly a combination of increase in our Hotels and Packages business on account of our Meetings, Incentives, Conferences, and Exhibitions (“MICE”) business and full quarter impact of our recent acquisition of GAISL.

Service cost. Our Service cost increased to INR 1,098.4 million (USD 12.9 million) in the three months ended March 31, 2025, compared to Service cost of INR 207.3 million (USD 2.4 million) in the three months ended March 31, 2024. The increase in Service cost is driven by an increase in Hotels and Packages gross bookings on account of our MICE business and full quarter impact of our recent acquisition of GAISL.

The following table reconciles our Revenue (an IFRS measure) to Adjusted Margin (a non-IFRS measure), for further details, see section below titled “Certain Non-IFRS Measures.”

Reconciliation of Revenue (an IFRS measure) to Adjusted Margin (a non-IFRS measure)

	Reportable Segments
	Air Ticketing		Hotels and Packages		Other Services
	Three months ended March 31,
Amount in INR thousands (Unaudited)	2024	2025	2024	2025	2024	2025
Revenue as per IFRS - Rendering of services	432,511	574,766	426,012	1,393,007	10,602	89,128
Customer promotional expenses	778,209	351,010	83,557	63,191	4,053	3,033
Service cost	-	-	(219,460)	(1,098,437)	12,194	-
Other income	-	-	-	-
Adjusted Margin	1,210,720	925,776	290,109	357,761	26,849	92,161

Air Ticketing. Revenue from our Air Ticketing business was INR 574.8 million (USD 6.7 million) in the three months ended March 31, 2025 as compared to INR 432.5 million (USD 5.1 million) in the three months ended March 31, 2024, reflecting an increase of 32.9%.

Adjusted Margin (1) from our Air Ticketing business decreased to INR 925.8 million (USD 10.8 million) in the three months ended March 31, 2025, as compared to INR 1,210.7 million (USD 14.2 million) in the three months ended March 31, 2024. In the three months ended March 31, 2025, Adjusted Margin (1) for Air Ticketing includes the add-back of INR 351.0 million (USD 4.1 million) of consumer promotion and loyalty program costs, which had been reduced from Revenue as per IFRS 15, against an add-back of INR 778.2 million (USD 9.1 million) in the three months ended March 31, 2024. The decrease in Adjusted Margin – Air Ticketing was largely due to lower gross booking on account of optimization of discount amid continued price competition in the market.

Hotels and Packages. Revenue from our Hotels and Packages business was INR 1,393.0 million (USD 16.3 million) in the three months ended March 31, 2025, as compared to INR 426.0 million (USD 5.0 million) in the three months ended March 31, 2024, reflecting an increase of 227.0%.

Adjusted Margin (1) for this segment increased by 23.3% to INR 357.8 million (USD 4.2 million) in the three months ended March 31, 2025 from INR 290.1 million (USD 3.4 million) in the three months ended March 31, 2024. In the three months ended March 31, 2025, Adjusted Margin (1)l for Hotels and Packages includes the add-back of customer promotional expenses, which had been reduced from Revenue as per IFRS 15 of INR 63.2 million (USD 0.7 million) against an add-back of INR 83.6 million (USD 1.0 million) in the three months ended March 31, 2024. The increase in Adjusted Margin is driven by increase in gross bookings of our Hotels and Packages business on account of MICE business and full quarter impact of our recent acquisition of GAISL.

Other Services. Our Revenue from Other Services was INR 89.1 million (USD 1.0 million) in the three months ended March 31, 2025, an increase from INR 10.6 million (USD 0.1 million) in the three months ended March 31, 2024.

Adjusted Margin for this segment increased by 244.0% to INR 92.1 million (USD 1.1 million) in the three months ended March 31, 2025, from INR 26.8 million (USD 0.3 million) in the three months ended March 31, 2024. In the three months ended March 31, 2025, Adjusted Margin includes the add-back of consumer promotion expenses, which had been reduced from Revenue of INR 3.0 million (USD 0.1 million) against an add-back of INR 4.1 million (USD 0.1 million) in the three months ended March 31, 2024 pursuant to IFRS 15. The increase in Adjusted Margin on account of full quarter impact of GAISL and increase in IT services revenue.

(1)	See the section titled “Certain Non-IFRS Measures.”

Other Revenue. Our Other Revenue was INR 135.6 million (USD 1.6 million) in the three months ended March 31, 2025, a decrease from INR 155.3 million (USD 1.8 million) in the three months ended March 31, 2024 due to a decrease in advertising revenue.

Other Income. Our Other Income increased to INR 58.1 million (USD 0.7 million) in the three months ended March 31, 2025 from INR 49.4 million (USD 0.6 million) in the three months ended March 31, 2024 due to a increase in write back of liabilities no longer required to be paid.

Personnel Expenses. Our personnel expenses increased by 32.3% to INR 465.1 million (USD 5.4 million) in the three months ended March 31, 2025 from INR 351.6 million (USD 4.1 million) in the three months ended March 31, 2024. Excluding employee share-based compensation costs of INR 22.6 million (USD 0.3 million) in the three months ended March 31, 2025, compared to INR 51.8 million (USD 0.6 million) in the three months ended March 31, 2024, personnel expenses increased by 47.6% in the three months ended March 31, 2025 on account of full quarter impact of recently acquired GAISL and an impact of our annual appraisal cycle.

Marketing and Sales Promotion Expenses. Marketing and sales promotion expenses increased by 5.8% to INR 107.2 million (USD 1.3 million) in the three months ended March 31, 2025 from INR 101.3 million (USD 1.2 million) in the three months ended March 31, 2024. Adding back the expenses for consumer promotions and loyalty program costs, which have been deducted from Revenue per IFRS 15, our marketing spend would have been INR 524.4 million (USD 6.1 million) in the three months ended March 31, 2025 against INR 967.7 million (USD 11.3 million) in the three months ended March 31, 2024, decreased by 45.8% on a YoY basis on account of optimization of consumer promotion expenses across all the businesses.

Other Operating Expenses. Other operating expenses increased to 30.6% to INR 512.5 million (USD 6.0 million) in the three months ended March 31, 2025 from INR 392.3 million (USD 4.6 million) in the three months ended March 31, 2024.

Depreciation and Amortization. Our depreciation and amortization expenses increased by 85.4% to INR 100.3 million (USD 1.2 million) in the three months ended March 31, 2025 from INR 54.1 million (USD 0.6 million) in the three months ended March 31, 2024 on account of GAISL acquisition.

Results from Operations. As a result of the foregoing factors, our Results from Operations were a loss of INR 32.9 million (USD 0.4 million) in the three months ended March 31, 2025. Our results from operations for the three months ended March 31, 2024 was a loss of INR 32.7 million (USD 0.4 million). Excluding the employee share-based compensation costs, Adjusted Results from Operations(1) would have been a loss of INR 10.3 million (USD 0.1 million) for three months ended March 31, 2025 as compared to a profit of INR 19.0 million (USD 0.2 million) for three months ended March 31, 2024.

(1)	See the section titled “Certain Non-IFRS Measures.”

Finance Income. Our finance income decreased to INR 33.1 million (USD 0.4 million) in the three months ended March 31, 2025 from INR 68.0 million (USD 0.8 million) in the three months ended March 31, 2024. This decrease was primarily on account of a decrease in our term deposits on account of the acquisition of GAISL.

Finance Costs. Our finance costs of INR 32.8 million (USD 0.4 million) in the three months ended March 31, 2025 which includes interest on the lease liability of INR 8.8 million (USD 0.1 million) decreased by INR 30.8 million (USD 0.1 million) from finance cost of INR 63.6 million (USD 0.7 million) in the three months ended March 31, 2024, which includes interest on the lease liability of INR 7.8 million (USD 0.1 million). This decrease is majorly driven by a decrease in our borrowings from 638.2 million (USD 7.5 million) in the three months ended March 31, 2024 to 545.9 million (USD 6.4 million) in the three months ended March 31, 2025.

Income Tax Expense. Our income tax benefit during the three months ended March 31, 2025 was INR 17.8 million (USD 0.2 million) compared to income tax expense of INR 1.9 million (USD 0.1 million) during the three months ended March 31, 2024.

Profit for the Period. As a result of the foregoing factors, our loss in the three months ended March 31, 2025 was INR 14.8 million (USD 0.2 million) as compared to a loss of INR 30.2 million (USD 0.4 million) in the three months ended March 31, 2024. Excluding the employee share based compensation costs and listing and related expenses, the Adjusted Profit(1) would have been INR 7.8 million (USD 0.1 million) for the three months ended March 31, 2025 against an Adjusted Profit(1) of INR 21.5 million (USD 0.3 million) for the three months ended March 31, 2024.

Adjusted EBITDA(1). Due to the foregoing factors, Adjusted EBITDA (1) increased to INR 90.0 million (USD 1.1 million) in the three months ended March 31, 2025 from an Adjusted EBITDA (1) of INR 73.2 million (USD 0.9 million) in the three months ended March 31, 2024.

Basic Earnings/(Loss) per Share. Basic Loss per Share was INR 1.13 (USD 0.01) in the three months ended March 31, 2025 as compared to Basic Earnings per share of INR 0.08 (USD 0.01) in the three months ended March 31, 2024. After excluding the employee share-based compensation costs, Adjusted Basic Loss per Share(1) would have been INR 0.88 (USD 0.01) in the three months ended March 31, 2025, as compared to Adjusted Basic Earnings per share of INR 0.63 (USD 0.01) in the three months ended March 31, 2024.

Diluted Earnings/(Loss) per Share. Diluted Earnings per Share was INR 1.13 (USD 0.01) in the three months ended March 31, 2025 as compared to Diluted Earning per share of INR 0.08 (USD 0.01) in the three months ended March 31, 2024. After excluding the employee share-based compensation costs, Adjusted Diluted Loss per Share(1) would have been INR 0.88 (USD 0.01) in the three months ended March 31, 2025 as compared to Adjusted Diluted Earnings of INR 0.63 (USD 0.01) in the three months ended March 31, 2024.

Liquidity. As of March 31, 2025, the balance of cash and cash equivalents and term deposits on our balance sheet was INR 1,959.9 million (USD 22.9 million).

(1)	See the section titled “Certain Non-IFRS Measures.”

Results of Year ended March 31, 2025 Compared to Year Ended March 31, 2024

Revenue. We generated revenue of INR 7,957.3 million (USD 93.1 million) in the year ended March 31, 2025, an increase of 89.9% compared with 4,189.9 million (USD 49.0 million) in year ended March 31, 2024. Increase in revenue is mainly a combination of increase in our Hotels and Packages business on account of our MICE business and full quarter impact of our recent acquisition of GAISL.

Service Cost. Our service cost increased to INR 4,041.4 million (USD 47.3 million) in the year ended March 31, 2025 from INR 866.0 million (USD 10.1 million) in the year ended March 31, 2024 primarily on account of increase in our Hotels and Packages business due to MICE business and full quarter impact of our recent acquisition of GAISL.

The following table reconciles our Revenue (an IFRS measure) to Adjusted Margin (a non-IFRS measure), For further details, see section below titled “Certain Non-IFRS Measures.”

	Reportable Segments
	Air Ticketing		Hotels and Packages		Other Services
	Year ended March 31,
Amount in INR thousands	2024	2025	2024	2025	2024	2025
Revenue as per IFRS - Rendering of services	1,729,305	1,925,254	1,693,963	5,140,774	160,531	320,164
Customer promotional expenses	2,773,118	1,662,928	312,206	350,741	18,545	15,859
Service cost	-	-	(866,039)	(4,018,431)	-	(22,966)
Other income	-	-	-	-
Adjusted Margin	4,502,423	3,588,182	1,140,130	1,473,084	179,076	313,057

Air Ticketing. Revenue from our Air Ticketing business was INR 1,925.3 million (USD 22.5 million) in the year ended March 31, 2025 against INR 1,729.3 million (USD 20.2 million) in the year ended March 31, 2024.

Adjusted Margin (1) from our Air Ticketing business decreased to INR 3,588.1 million (USD 42.0 million) in the year ended March 31, 2025 against INR 4,502.4 million (USD 52.7 million) in the year ended March 31, 2024. In the year ended March 31, 2025, Adjusted Margin (1) for Air Ticketing includes the addition of INR 1,662.9 million (USD 19.5 million) in the year ended March 31, 2025 against INR 2,773.1 million (USD 32.5 million) in the year ended March 31, 2024 of consumer promotion and loyalty program costs, which reduced revenue as per IFRS 15. This decrease in Adjusted Margin is on account of decrease in air gross booking value by 20.3% and lower airline incentive deals in the year ended March 31, 2025 as compared to year ended March 31, 2024.

Hotels and Packages. Revenue from our Hotels and Packages business was INR 5,140.8 million (USD 60.2 million) in the year ended March 31, 2025 against INR 1,694.0 million (USD 19.8 million) in the year ended March 31, 2024.

Adjusted Margin (1) for this segment increased by 29.3% to INR 1,473.1 million (USD 17.2 million) in the year ended March 31, 2025 from INR 1,140.1 million (USD 13.3 million) in the year ended March 31, 2024. In the year ended March 31, 2025, Adjusted Margin (1) for Hotels & Packages includes the add-back of INR 350.7 million (USD 4.1 million) against INR 312.2 million (USD 3.7 million) in the year ended March 31, 2024, of customer promotional expenses, which had been reduced from revenue as per IFRS 15. The increase in adjusted margin is driven by increase in gross bookings of our Hotels and Packages business on account of MICE business and full quarter impact of our recent acquisition of GAISL.

Other Services. Our income from Other Services was INR 320.1 million (USD 3.7 million) in the year ended March 31, 2025, an increase from INR 160.5 million (USD 1.9 million) in the year ended March 31, 2024. The increase in Adjusted Margin on account of full year impact of GAISL and increase in IT services revenue.

Adjusted Margin for this segment increased by 74.8% to INR 313.0 million (USD 3.7 million) in the year ended March 31, 2025 from INR 179.1 million (USD 2.1 million) in the year ended March 31, 2024. In the year ended March 31, 2025, Adjusted Margin includes add-back of INR 15.9 million (USD 0.2 million) in the year ended March 31, 2024 against INR 18.5 million (USD 0.2 million) in the year ended March 31, 2024 of consumer promotion expenses, which had been reduced from revenue as per IFRS 15. The increase in Adjusted Margin on account of impact of GAISL and increase in IT services revenue.

Other Revenue. Our Other Revenue was INR 571.1 million (USD 6.7 million) in the year months ended March 31, 2025, a decrease from INR 606.1 million (USD 7.1 million) in the year months ended March 31, 2024 due to an decrease in advertising revenue.

Other Income. Our other income increased to INR 109.0 million (USD 1.3 million) in the year ended March 31, 2025 from INR 102.4 million (USD 1.2 million) in the year ended March 31, 2024.

Personnel Expenses. Our personnel expenses increased by 18.4% to INR 1,596.2 million (USD 18.7 million) in the year ended March 31, 2025 from INR 1,348.2 million (USD 15.8 million) in the year ended March 31, 2024. Excluding employee share-based compensation costs of INR 124.8 million (USD 1.5 million) in the year ended March 31, 2025 from INR 229.3 million (USD 2.7 million) in the year ended March 31, 2024, personnel expenses increased by 31.5% in the year ended March 31, 2024 on account of increase in our leadership strength (to venture into new business/ product), impact of GAISL acquisition and an impact of our annual appraisal cycle.

Marketing and Sales Promotion Expenses. Marketing and sales promotion expenses decreased by 6.5% to INR 430.1 million (USD 5.0 million) in the year ended March 31, 2025 from INR 459.9 million (USD 5.4 million) in the year ended March 31, 2024. Adding back the expenses for consumer promotions and loyalty program costs, which have been reduced from revenue per IFRS 15, our marketing spend would have been INR 2,459.6 million (USD 28.8 million) against INR 3,563.8 million (USD 41.7 million) in the year ended March 31, 2024, a decrease of 31.0% year-over-year on account of optimization of discount across all the businesses.

Other Operating Expenses. Other operating expenses increased by 12.7% to INR 1,779.5 million (USD 20.8 million) in the year ended March 31, 2024 from INR 1,579.4 million (USD 18.5 million) in the year ended March 31, 2024. The increase is mainly on account of GAISL acquisition.

Adjusted EBITDA Profit(1). Due to the forgoing factors, Adjusted EBITDA Profit(1) increased by 28.3% to INR 343.8 million (USD 4.0 million) in the year ended March 31, 2025 from Adjusted EBITDA Profit(1) of INR 268.0 million (USD 3.1 million) in the year ended March 31, 2024.

Depreciation and Amortization. Our depreciation and amortization expenses increased by 56.4% to INR 308.9 million (USD 3.6 million) in the year ended March 31, 2025 from INR 197.5 million (USD 2.3 million) in the year ended March 31, 2024 largely on account of capitalization of intangible assets during the year and impact of GAISL acquisition partially offset by full depreciated and amortized assets in the year ended March 31, 2025.

Results from Operations. As a result of the foregoing factors, our result from operating activities were a loss of INR 89.9 million (USD 1.1 million) in the year ended March 31, 2025. Our loss for the year ended March 31, 2024 was INR 158.8 million (USD 1.9 million). Excluding the employee share-based compensation costs, Adjusted Results from Operations(1) would have been profit of INR 34.9 million (USD 0.4 million) for year ended March 31, 2025 as compared to profit of INR 70.4 million (USD 0.8 million) for year ended March 31, 2024.

Finance Income. Our finance income increased to INR 209.4 million (USD 2.5 million) in the year ended March 31, 2025 from INR 170.7 million (USD 2.0 million) in the year ended March 31, 2024.

Finance Costs. Our finance costs decreased to INR 108.4 million (USD 1.3 million) includes interest on the lease liability of INR 32.6 million (USD 0.4 million) in the year ended March 31, 2025 as compared to INR 286.9 million (USD 3.4 million) includes interest on the lease liability of INR 32.3 million (USD 0.4 million) in the year ended March 31, 2024. This decrease in interest on borrowing is majorly driven by a decrease in our borrowings on account of re-payments of our certain loans and working capital facilities.

Listing and related expenses. Listing and related expenses relate to the expenses incurred in connection with the initial public offering of Yatra Online Limited, our Indian subsidiary (“Indian IPO”). During the year ended March 31, 2025, the Company has incurred INR Nil (USD Nil) as compared to INR 54.2 (USD 0.6 million) in the year ended March 31, 2024.

Income Tax Expense. Our income tax benefit during the year ended March 31, 2025 was INR 12.8 million (USD 0.2 million) compared to a expense of INR 37.2 million (USD 0.4 million) during the year ended March 31, 2024.

Profit for the Period. As a result of the foregoing factors, our profit in the year ended March 31, 2025 was INR 23.9 million (USD 0.3 million) as compared to a loss of INR 366.5 million (USD 4.3 million) in the year ended March 31, 2024. Excluding the employee share-based compensation costs and listing and related expenses, the Adjusted Profit(1) would have been INR 148.7 million (USD 1.7 million) for year ended March 31, 2025 and Adjusted Loss(1) INR 83.0 million (USD 1.0 million) for year ended March 31, 2024.

Basic Loss per Share. Basic Loss per Share was INR 1.72 (USD 0.02) in the year ended March 31, 2025 as compared to basic loss per share of INR 5.60 (USD 0.06) in the year ended March 31, 2024. After excluding the employee share-based compensation costs, impairment of loan to joint venture and listing and related expenses, Adjusted Basic Loss per Share(1) would have been INR 0.33 (USD 0.01) in the year ended March 31, 2025, as compared to Adjusted Basic Loss of INR 2.56 (USD 0.03) in the year ended March 31, 2024.

Diluted Loss per Share. Diluted Loss per Share was INR 1.72 (USD 0.02) in the year ended March 31, 2025 as compared to Diluted Loss per share of 5.60 (USD 0.06) in the year ended March 31, 2024. After excluding the employee share-based compensation costs, impairment of loan to joint venture, listing and related expenses and net change in fair value of warrants, Adjusted Diluted Loss per Share(1) would have been INR 0.33 (USD 0.01) in the year ended March 31, 2025 as compared to Adjusted Diluted Loss INR 2.56 (USD 0.03) in the year ended March 31, 2024.

Conference Call

The Company will host a conference call to discuss its unaudited results for the three months ended March 31, 2025 beginning at 8:30 AM Eastern Daylight Time (or 6:00 PM India Standard Time) on May 30, 2025. Dial in details for the conference call is as follows: US/International dial-in number: +1 404 975 4839. Confirmation Code: 051018 (Callers should dial in 5-10 minutes prior to the start time and provide the operator with the Confirmation Code). The conference call will also be available via webcast at https://events.q4inc.com/attendee/986043400.

Certain Non-IFRS Measures

As certain parts of our Revenue are recognized on a “net” basis and other parts of our Revenue are recognized on a “gross” basis, we evaluate our financial performance based on Adjusted Margin, which is a non-IFRS measure.

We believe that Adjusted Margin provides investors with useful supplemental information about the financial performance of our business and more accurately reflects the value addition of the travel services that we provide to our customers. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our unaudited condensed consolidated financial results prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). Our Adjusted Margin may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

In addition to referring to Adjusted Margin, we also refer to Adjusted EBITDA, Adjusted Results from Operations, Adjusted Profit/(Loss) for the Period and Adjusted Basic and Adjusted Diluted Earnings/(Loss) Per Share which are also non-IFRS measures. For our internal management reporting, budgeting and decision-making purposes, including comparing our operating results to that of our competitors, these non-IFRS financial measures exclude employee share-based compensation cost and listing and related expenses. Our non-IFRS financial measures reflect adjustments based on the following:

●	Employee share-based compensation cost - The compensation cost to be recorded is dependent on varying available valuation methodologies and subjective assumptions that companies can use while valuing these expenses especially when adopting IFRS 2 “Share-based Payment”. Thus, the management believes that providing non-IFRS financial measures that exclude such expenses allows investors to make additional comparisons between our operating results and those of other companies.

●	Listing and related expenses - These primarily reflect the non-recurring expenses incurred on the Indian IPO process.

●	Finance income - These primarily reflect income on the bank deposit.

●	Finance cost - These primarily reflect income on the borrowings and interest in lease liability.

●	Depreciation and amortization - These primarily reflect depreciation and amortization on tangible and intangible assets.

●	Tax expense - These primarily reflect income tax and deferred tax.

We evaluate the performance of our business after excluding the impact of the above measures and believe it is useful to understand the effects of these items on our results from operations, Profit/(Loss) for the period and Basic and Diluted Earnings/(Loss) Per Share. The presentation of these non-IFRS measures is not meant to be considered in isolation or as a substitute for our unaudited condensed consolidated financial results prepared in accordance with IFRS as issued by the IASB. These non-IFRS measures may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

A limitation of using Adjusted EBITDA, Adjusted Results from Operations, Adjusted Profit/(Loss) for the period and Adjusted Basic and Adjusted Diluted Earnings/(Loss) Per Share as against using measures in accordance with IFRS as issued by the IASB are that these non-IFRS financial measures exclude share-based compensation cost, depreciation and amortization, finance income, finance costs, listing and related expenses, and tax expenses in case of Adjusted EBITDA. Management compensates for this limitation by providing specific information on the IFRS amounts excluded from Adjusted EBITDA, Adjusted Results from Operations, Adjusted Profit/(Loss) for the Period and Adjusted Basic and Adjusted Diluted Earnings/(Loss) Per Share.

The following table reconciles our Profits/(Losses) for the periods (an IFRS measure) to Adjusted EBITDA (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted EBITDA (unaudited)	Three months ended		Year ended
Amount in INR thousands	March 31, 2024	March 31, 2025	March 31, 2024	March 31, 2025
Profit/(Loss) for the period as per IFRS	(30,243)	(14,834)	(366,505)	23,879
Employee share-based compensation costs	51,761	22,628	229,260	124,787
Depreciation and amortization	54,149	100,290	197,527	308,899
Finance income	(67,973)	(33,096)	(170,714)	(209,425)
Finance costs	63,592	32,793	286,998	108,478
Listing and related expenses	-	-	54,238	-
Tax expense	1,905	(17,778)	37,174	(12,849)
Adjusted EBITDA	73,191	90,003	267,978	343,769

Reconciliation of Adjusted Results from Operations (unaudited)	Three months ended		Year ended
Amount in INR thousands	March 31, 2024	March 31, 2025	March 31, 2024	March 31, 2025
Results from operations (as per IFRS)	(32,719)	(32,915)	(158,809)	(89,917)
Employee share-based compensation costs	51,761	22,628	229,260	124,787
Adjusted Results from Operations	19,042	(10,287)	70,451	34,870

Reconciliation of Adjusted Profit/(Loss) (unaudited)	Three months ended		Year ended
Amount in INR thousands	March 31, 2024	March 31, 2025	March 31, 2024	March 31, 2025
Profit/(Loss) for the period (as per IFRS)	(30,243)	(14,834)	(366,505)	23,879
Employee share-based compensation costs	51,761	22,628	229,260	124,787
Listing and related expenses	-	-	54,238	-
Adjusted Profit/(Loss) for the period	21,518	7,795	(83,007)	148,666

	Three months ended		Year ended
Reconciliation of Adjusted Basic Earnings/(Loss) (Per Share) (unaudited)	March 31, 2024	March 31, 2025	March 31, 2024	March 31, 2025
Basic Earnings/Loss per share (as per IFRS)	0.08	(1.13)	(5.60)	(1.72)
Employee share-based compensation costs	0.55	0.25	2.48	1.39
Listing and related expenses	-	-	0.56	-
Adjusted Basic Earnings/(Loss) Per Share	0.63	(0.88)	(2.56)	(0.33)

	Three months ended		Year ended
Reconciliation of Adjusted Diluted Loss (Per Share) (unaudited)	March 31, 2024	March 31, 2025	March 31, 2024	March 31, 2025
Diluted Earnings/(Loss) per share (as per IFRS)	0.08	(1.13)	(5.60)	(1.72)
Employee share-based compensation costs	0.55	0.25	2.48	1.39
Listing and related expenses	-	-	0.56	-
Adjusted Diluted Earnings/(Loss) Per Share	0.63	(0.88)	(2.56)	(0.33)

The following table reconciles our Revenue (an IFRS measure), to Adjusted Margin (a non-IFRS measure):

Reconciliation of Revenue (an IFRS measure) to Adjusted Margin (a non-IFRS measure)

	Reportable Segments
	Air Ticketing		Hotels and Packages		Other Services
	Three months ended March 31,
Amount in INR thousands (Unaudited)	2024	2025	2024	2025	2024	2025
Revenue as per IFRS - Rendering of services	432,511	574,766	426,012	1,393,007	10,602	89,128
Customer promotional expenses	778,209	351,010	83,557	63,191	4,053	3,033
Service cost	-	-	(219,460)	(1,098,437)	12,194	-
Other income	-	-	-	-
Adjusted Margin	1,210,720	925,776	290,109	357,761	26,849	92,161

	Reportable Segments
	Air Ticketing		Hotels and Packages		Other Services
	Year ended March 31,
Amount in INR thousands	2024	2025	2024	2025	2024	2025
Revenue as per IFRS - Rendering of services	1,729,305	1,925,254	1,693,963	5,140,774	160,531	320,164
Customer promotional expenses	2,773,118	1,662,928	312,206	350,741	18,545	15,859
Service cost	-	-	(866,039)	(4,018,431)	-	(22,966)
Other income	-	-	-	-
Adjusted Margin	4,502,423	3,588,182	1,140,130	1,473,084	179,076	313,057

Safe Harbor Statement

This earnings release contains certain statements concerning the Company’s future growth prospects and forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, as amended. These forward-looking statements are based on the Company’s current expectations, assumptions, estimates and projections about the Company and its industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” similar expressions and the negative forms of such expressions. Such statements include, among other things, statements regarding the long-term growth trajectory for the Indian travel market; growth of the MICE business; statements concerning management’s beliefs as well as our strategic and operational plans; our pursuit of strategic M&A opportunities and the pipeline of prospects; our ability to simplify our corporate structure and operations and enhance shareholder value; our expectations regarding sustained margin expansion as a result of simplifying our legal and corporate structure; our future financial performance; our anticipated outcomes from the investigation into the whistleblower complaints; and our expectations regarding efficiencies, growth opportunities and long-term competitive positionings related to the integration of GAISL. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the impact of increasing competition in the Indian travel industry and our expectations regarding the development of our industry and the competitive environment in which we operate; the slowdown in Indian economic growth and other declines or disruptions in the Indian economy in general and travel industry in particular, including disruptions caused by safety concerns, terrorist attacks, regional conflicts (including the ongoing conflict between Ukraine and Russia, the evolving events in Israel, Gaza and the Middle East and the intensification of hostilities between India and Pakistan), pandemics, macroeconomic factors, including tariff and trade issues, and natural calamities; our ability to successfully negotiate our contracts with airline suppliers and global distribution system service providers and mitigate any negative impacts on our Revenue that result from reduced commissions, incentive payments and fees we receive; the risk that airline suppliers (including our GDS service providers) may reduce or eliminate the commission and other fees they pay to us for the sale of air tickets; our ability to pursue strategic partnerships and the risks associated with our business partners; the potential impact of recent developments in the Indian travel industry, including the merger between Air India and Vistara, on our profitability and financial condition; political and economic stability in and around India and other key travel destinations; our ability to maintain and increase our brand awareness; our ability to realize the anticipated benefits of any past or future acquisitions; our ability to successfully implement our growth strategy; our ability to attract, train and retain executives and other qualified employees, and our ability to successfully implement any new business initiatives; our ability to effectively integrate artificial intelligence, machine learning and automated decision-making tools; non-compliance with Nasdaq’s continued listing requirements and consequent delisting of our ordinary shares from Nasdaq; and our ability to simplify our multi-jurisdictional corporate structure or reduce resources and management time devoted to compliance requirement. These and other factors are discussed in our reports filed with the U.S. Securities and Exchange Commission. All information provided in this earnings release is provided as of the date of issuance of this earnings release, and we do not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Yatra Online, Inc.

Yatra Online, Inc. is the ultimate parent company of Yatra Online Limited, a public listed company on the NSE and BSE (Formerly known as Yatra Online Private Limited, hereinafter referred to as “Yatra India”), whose corporate office is based in Gurugram, India. Yatra India is India’s largest corporate travel services provider in terms of number of corporate clients with approximately 1,200 large corporate customers and approximately 50,000 registered SME customers and the third largest online travel company in India among key online travel agency (“OTA”) players in terms of gross booking revenue and operating revenue for Fiscal 2023 (Source: CRISIL Report). Leisure and business travelers use Yatra India’s mobile applications, its website, www.yatra.com, and its other offerings and services to explore, research, compare prices and book a wide range of travel-related services. These services include domestic and international air ticketing on nearly all Indian and international airlines, as well as bus ticketing, rail ticketing, cab bookings and ancillary services within India. With approximately 108,000 hotels in approximately 1,500 cities and towns in India as well as more than 2 million hotels around the world, Yatra India has the largest hotels inventory amongst key Indian OTA players (Source: CRISIL Report).

For more information, please contact:

Manish Hemrajani

Yatra Online, Inc.

VP, Head of Corporate Development and Investor Relations

ir@yatra.com

Yatra Online, Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE LOSS

FOR THREE MONTHS AND YEAR ENDED MARCH 31, 2025

(Amount in thousands, except per share data and number of shares)

	Three months ended March 31,			Year ended March 31,
	2024	2025		2024	2025
	INR	INR	USD	INR	INR	USD
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Revenue
Rendering of services	869,125	2,056,902	24,077	3,583,798	7,386,193	86,459
Other revenue	155,335	135,566	1,587	606,099	571,058	6,685
Total revenue	1,024,460	2,192,468	25,664	4,189,897	7,957,251	93,144
Other income	49,431	58,114	680	102,362	108,957	1,275

Service cost	207,266	1,098,437	12,858	866,039	4,041,397	47,307
Personnel expenses	351,598	465,129	5,445	1,348,215	1,596,258	18,685
Marketing and sales promotion expenses	101,331	107,183	1,255	459,935	430,106	5,035
Other operating expenses	392,266	512,458	5,999	1,579,352	1,779,465	20,830
Depreciation and amortization	54,149	100,290	1,174	197,527	308,899	3,616
Results from operations	(32,719)	(32,915)	(387)	(158,809)	(89,917)	(1,054)

Finance income	67,973	33,096	387	170,714	209,425	2,451
Finance costs	(63,592)	(32,793)	(384)	(286,998)	(108,478)	(1,270)
Listing and related expenses	-	-	-	(54,238)	-	-
Profit/(Loss) before taxes	(28,338)	(32,612)	(384)	(329,331)	11,030	127
Tax (expense)/benefit	(1,905)	17,778	208	(37,174)	12,849	150
Profit/(Loss) for the period	(30,243)	(14,834)	(176)	(366,505)	23,879	277

Other comprehensive income/ (loss)
Items not to be reclassified to profit or loss in subsequent periods (net of taxes)
Remeasurement gain on defined benefit plan	(3,002)	(2,535)	(30)	(6,006)	(3,061)	(35)
Items that are or may be reclassified subsequently to profit or loss (net of taxes)
Foreign currency translation differences loss	(400)	127,270	1,490	(15,027)	202,414	2,370
Other comprehensive profit/(loss) for the period, net of tax	(3,402)	124,736	1,460	(21,033)	199,353	2,335
Total comprehensive profit/(loss) for the period, net of tax	(33,645)	109,902	1,284	(387,538)	223,232	2,612

Profit/(loss) attributable to :
Owners of the Parent Company	(28,255)	(70,166)	(821)	(350,943)	(106,548)	(1,247)
Non-Controlling interest	(1,988)	55,332	648	(15,562)	130,427	1,527
Profit/(Loss) for the period	(30,243)	(14,834)	(176)	(366,505)	23,879	277

Total comprehensive profit/(loss) attributable to :
Owners of the Parent Company	(30,592)	55,469	647	(369,860)	93,888	1,098
Non-Controlling interest	(3,053)	54,433	637	(17,678)	129,342	1,514
Total comprehensive profit/(loss) for the period	(33,645)	109,902	1,284	(387,538)	223,232	2,612

Earnings/(Loss) per share
Basic	0.08	(1.13)	(0.01)	(5.60)	(1.72)	(0.02)
Diluted	0.08	(1.13)	(0.01)	(5.60)	(1.72)	(0.02)

Weighted average no. of shares
Basic	64,009,472	62,010,929	62,010,929	63,713,217	61,875,719	61,875,719
Diluted	64,009,472	62,010,929	62,010,929	63,713,217	61,875,719	61,875,719

Yatra Online, Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS AT MARCH 31, 2025

(Amounts in thousands, except per share data and number of shares)

	March 31, 2024	March 31, 2025	March 31, 2025
	INR	INR	USD
	Audited	Unaudited
Assets
Non-current assets
Property, plant and equipment	73,835	136,824	1,602
Right-of-use assets	160,037	183,029	2,142
Intangible assets and goodwill	913,434	2,344,983	27,449
Prepayments and other assets	755	610	7
Other financial assets	24,039	90,714	1,062
Term deposits	137,169	44,770	524
Other non-financial assets	207,555	168,883	1,977
Deferred tax asset	10,932	22,519	264
Total non-current assets	1,527,756	2,992,332	35,027

Current assets
Inventories	53	54	1
Trade and other receivables	4,637,243	5,568,241	65,179
Prepayments and other assets	1,487,861	2,159,323	25,276
Income tax recoverable	339,316	504,132	5,901
Other financial assets	134,931	64,722	758
Term deposits	2,620,655	1,255,385	14,695
Cash and cash equivalents	1,741,950	659,817	7,723
Total current assets	10,962,009	10,211,674	119,532

Total assets	12,489,765	13,204,006	154,559

Equity and liabilities
Equity		`
Share capital	857	863	10
Share premium	20,511,478	20,591,344	241,032
Treasury shares	(222,152)	(418,555)	(4,899)
Other capital reserve	378,695	415,959	4,869
Accumulated deficit	(20,266,628)	(20,374,177)	(238,490)
Non-controlling interest reserve	5,032,282	5,032,282	58,905
Foreign currency translation reserve	(46,059)	156,355	1,830
Total equity attributable to equity holders of the Company	5,388,473	5,404,071	63,257
Total Non-controlling interest	2,371,799	2,501,141	29,277
Total equity	7,760,272	7,905,212	92,534

Non-current liabilities
Borrowings	114,677	20,744	243
Deferred tax liability	4,669	142,468	1,668
Employee benefits	55,850	65,830	771
Lease liability	164,418	186,339	2,181
Total non-current liabilities	339,614	415,381	4,862

Current liabilities
Borrowings	523,515	525,120	6,147
Trade and other payables	2,608,087	2,955,421	34,595
Employee benefits	41,307	62,550	732
Deferred revenue	3,360	2,390	28
Income taxes payable	251	1,723	20
Lease liability	51,324	51,810	606
Other financial liabilities	418,969	93,924	1,099
Other current liabilities	743,066	1,190,475	13,936
Total current liabilities	4,389,879	4,883,413	57,163
Total liabilities	4,729,493	5,298,794	62,025
Total equity and liabilities	12,489,765	13,204,006	154,559

Yatra Online, Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR YEAR ENDED MARCH 31, 2025

(Amount in INR thousands, except per share data and number of shares)

	Attributable to shareholders of the Parent Company
	Equity share capital	Equity share premium	Treasury shares	Accumulated deficit	Noncontrolling interest reserve	Other capital reserve	Foreign currency translation reserve	Total	Non-controlling interest	Total Equity
Balance as at April 1, 2024	857	20,511,478	(222,152)	(20,266,628)	5,032,282	378,695	(46,059)	5,388,473	2,371,799	7,760,272

Loss for the period	-	-	-	(106,548)	-	-	-	(106,548)	130,427	23,879

Other comprehensive loss
Foreign currency translation differences	-	-	-	-	-	-	202,414	202,414	-	202,414
Re-measurement gain on defined benefit plan	-	-	-	(1,976)	-	-	-	(1,976)	(1,085)	(3,061)
Total other comprehensive loss	-	-	-	(1,976)	-	-	202,414	200,438	(1,085)	199,353

Total comprehensive loss	-	-	-	(108,524)	-	-	202,414	93,890	129,342	223,232

Share based payments	-	-	-	975	-	123,812	-	124,787	-	124,787
Vested PSUs net settled for employee’s tax obligation	-	(6,676)	-	-	-	-	-	(6,676)	-	(6,676)
Exercise of options	6	86,542	-	-	-	(86,548)	-	-	-	-
Own shares repurchase	-	-	(196,403)	-	-	-	-	(196,403)	-	(196,403)

Total contribution by owners	6	79,866	(196,403)	975	-	37,264	-	(78,292)	-	(78,292)

Balance as at March 31, 2025	863	20,591,344	(418,555)	(20,374,177)	5,032,282	415,959	156,355	5,404,071	2,501,141	7,905,212

Yatra Online, Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS FOR YEAR ENDED MARCH 31, 2025

(Amount in thousands, except per share data and number of shares)

	Year ended March 31,
	2024	2025	2025
	INR	INR	USD

Loss before tax	(292,864)	11,030	129
Adjustments for non-cash and non-operating items	298,992	216,558	2,535
Change in working capital	(1,335,015)	(571,538)	(6,690)
Direct taxes paid (net of refunds)	(100,933)	21,970	257
Net cash flows from operating activities	(1,429,820)	(321,980)	(3,769)
Net cash flows generated from/(used in) investing activities	(2,295,504)	132,435	1,550
Net cash flows generated from/(used in) financing activities	4,991,504	(964,653)	(11,292)
Net increase/decrease in cash and cash equivalents	1,266,180	(1,154,198)	(13,510)
Cash and Cash Equivalents acquired on Business acquisition	-	3,026	35
Effect of exchange differences on cash and cash equivalents	(27,831)	69,039	808
Cash and cash equivalents at the beginning of the period	503,601	1,741,950	20,390
Cash and cash equivalents at the end of the period	1,741,950	659,817	7,723

Yatra Online, Inc.

OPERATING DATA

The following table sets forth certain selected unaudited condensed consolidated financial and other data for the periods indicated:

	For the three months ended March 31,		For the year ended March 31,
(In thousands except percentages)	2024	2025	2024	2025
Quantitative details *
Air Passengers Booked	1,801	1,248	6,945	5,269
Stand-alone Hotel Room Nights Booked	399	367	1,692	1,663
Packages Passengers Travelled	6	20	24	61
Gross Bookings
Air Ticketing	17,158,179	14,664,296	64,950,106	55,272,782
Hotels and Packages	2,205,063	3,389,955	8,758,863	13,053,414
Other Services	598,365	659,639	2,239,056	2,583,970
Total	19,961,607	18,713,890	75,948,025	70,910,166
Adjusted Margin
Adjusted Margin - Air Ticketing	1,210,720	925,776	4,502,423	3,588,182
Adjusted Margin - Hotels and Packages	290,109	357,761	1,140,130	1,473,084
Adjusted Margin - Other Services	26,849	92,161	179,076	313,057
Others (Including Other Income)	204,766	193,680	708,461	680,015
Total	1,732,444	1,569,378	6,530,090	6,054,338
Adjusted Margin%**
Air Ticketing	7.1%	6.3%	6.9%	6.5%
Hotels and Packages	13.2%	10.6%	13.0%	11.3%
Other Services	4.5%	14.0%	8.0%	12.1%

* Quantitative details are considered on Gross basis.

** Adjusted Margin % is defined as Adjusted Margin as a percentage of Gross Bookings.